December 18, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (713) 435-6171

Thomas P. Richards
Chairman, President and Chief Executive Officer
Grey Wolf, Inc.
10370 Richmond Ave., Suite 600
Houston, Texas 77042

> **Re: Grey Wolf, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 4, 2007**
> **File No 001-08826**

Dear Mr. Richards:

     We have reviewed your response letter dated November 21, 2007, and have the following comments. Please respond to our comments by January 8, 2007, or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

Compensation Discussion & Analysis, page 9

1.   We note your response to prior comment 4 and reissue the comment. You have
        not fully addressed the comment. It is still unclear how you calculated the short-
        term incentive awards for 2006. You should disclose the levels of achievement
        accomplished by the named executive officers relative to the set targets and any
        additional information pertaining to each individual's performance that the
        Committee considered in determining specific payout levels for 2006. Provide
        an example of how the respective weighted factors in the formula work in
        practice by applying the formula to an actual award made to a named executive
        officer in a given fiscal year. You should further identify and discuss those
        "multiple factors" that were considered in determining the long-term incentive
        awards for 2006.

Components of Executive Compensation, page 11

2.   We reissue prior comment 8 in part. Include a discussion of the circumstances
        that warrant adjustments, either upward or downward. See generally Item
        402(b)(12)(xiv) and Item 402(b)(1)(v) of Regulation S-K. Please also quantify
        the term "median."

Individual Performance Measures, page 13

3.   We have evaluated your response to comment 10 of our letter dated September
        26, 2007. The analysis setting forth the manner in which competitors could
        utilize the disclosure to obtain the stated competitive advantage is not sufficient
        and we therefore reissue the comment. Please disclose the actual quantitative
        targets used to determine your named executive officers' incentive
        compensation.

        Please contact me at (202) 551-3687 with any questions.

                                                Sincerely,

                                                Carmen Moncada-Terry
                                                Attorney Advisor